                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 _______________


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the fiscal year ended December 31, 2001.

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

     For the transition period from _____________ to ____________.

                             Commission file number

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Highlands Insurance Group Employees' Retirement and Savings Plan.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Highlands Insurance Group, Inc., 1000 Lenox Drive, Lawrenceville, New Jersey 08648.

                            HIGHLANDS INSURANCE GROUP

                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                           ANNUAL REPORT ON FORM 11-K

                                December 31, 2001

                                      INDEX

                                                                           PAGE
                                                                           ----

AUDITED FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT AUDITORS .....................................    ii

Exhibits ...............................................................    iv

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrators have duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

                                       HIGHLANDS INSURANCE GROUP
                                       EMPLOYEES' RETIREMENT AND SAVINGS PLAN



Dated:  July 1, 2002                   By: /s/ Georgean M. Wardzinski
                                          -----------------------------------
                                           Georgean M. Wardzinski,
                                           Plan Administrator

                                  EXHIBIT INDEX

Exhibit

  23                       Consent of KPMG LLP

                            HIGHLANDS INSURANCE GROUP
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                        Financial Statements and Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                            HIGHLANDS INSURANCE GROUP
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN



                                Table of Contents

                                                                                                       Page
Independent Auditors' Report                                                                             1

Statements of Net Assets Available for Plan Benefits - December 31, 2001 and 2000                        2

Statement of Changes in Net Assets Available for Plan Benefits - Year ended December 31, 2001            3

Notes to Financial Statements                                                                        4 - 9

Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                          10

                          Independent Auditors' Report

To the Administrative Committee of the
   Highlands Insurance Group
   Employees' Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Highlands Insurance Group Employees' Retirement and Savings Plan (the Plan) as of December 31, 2001 and 2000 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Highlands Insurance Group Employees' Retirement and Savings Plan as of December 31, 2001 and 2000 and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                    KPMG LLP

June 21, 2002

                            HIGHLANDS INSURANCE GROUP
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2001 and 2000
                                                     2001           2000
                                                  -----------    ----------
Assets:
     Investments at fair value (note 2):
        Common/Collective trust                   $53,791,455    66,599,367
        Common stock                                  106,377     1,651,757
        Participant loans                             920,541     1,373,798
                                                  -----------    ----------
                 Total investments at fair value   54,818,373    69,624,922
                                                  -----------    ----------
     Employee contribution receivable                  85,034            --
     Cash                                             267,989        27,874
                                                  -----------    ----------
                 Total assets                      55,171,396    69,652,796
                                                  -----------    ----------
Net assets available for plan benefits            $55,171,396    69,652,796
                                                  ===========    ==========
See accompanying notes to financial statements.

                            HIGHLANDS INSURANCE GROUP
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 2001

Additions to net assets:
     Contributions:
        Employer                                                                                       $    208,992
        Employee                                                                                          2,687,506
        Rollover                                                                                             44,176
                                                                                                       ------------
                 Total contributions                                                                      2,940,674
     Investment income:
        Interest and dividend income                                                                      1,402,618
     Net depreciation in fair value of investments                                                       (4,494,502)
     Net realized losses                                                                                 (2,286,938)
                                                                                                       ------------
                 Net unrealized and realized depreciation in fair value of investments                   (6,781,440)
                                                                                                       ------------
                 Total investment income (loss)                                                          (5,378,822)
                 Total additions (reductions)                                                            (2,438,148)
Deductions from net assets:
     Benefits paid on behalf of participants                                                             12,039,502
     Administrative expenses                                                                                  3,750
                                                                                                       ------------
                 Total deductions                                                                        12,043,252
                                                                                                       ------------
                 Net decrease in net assets available for plan benefits                                 (14,481,400)
Net assets available for plan benefits - beginning of year                                               69,652,796
                                                                                                       ------------
Net assets available for plan benefits - end of year                                                   $ 55,171,396
                                                                                                       ============

See accompanying notes to financial statements.

                            HIGHLANDS INSURANCE GROUP
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(1)  Summary of the Plan

     The following brief description of the Highlands Insurance Group Employees' Retirement and Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     The Plan is a defined contribution plan covering eligible employees of Highlands Insurance Group, Inc., a Delaware corporation, and its subsidiaries (the Company). CitiStreet, a State Street and Citigroup Company, serves as the Plan's Trustee and recordkeeper. The Plan is sponsored and advised by a committee (i.e., Administrative Committee) whose members are appointed by the board of directors of the Company. One member of the Committee is designated as Plan Administrator.

     Effective July 31, 2000, as approved by the board of directors of the Company, the NNIG Profit Sharing and Retirement Savings Plan was merged into the Plan, as amended. Assets of $18,257,032 consisting of $18,252,665 in cash and $4,367 in loans were transferred to the Plan.

     Effective December 7, 2001, the Company announced its intention to cease writing new and renewal business and to run off existing operations. The Administrative Committee of the board of directors amended the Plan to provide that participants whose employment with the Company terminates after December 7, 2001 shall have a 100% vested interest in the employer's contributions account.

     (a)  Participation

          Since January 1, 1997, an employee is eligible for participation in the Plan on the first day of employment.

     (b)  Contributions

          The Plan allows the participant to contribute between 1% and 15% of the participant's calendar year compensation up to an annual maximum pre-tax income of $10,500 for both 2001 and 2000. The total pre-tax contribution in any year is subject to certain limitations set forth in the Internal Revenue Code (the Code). The Company's matching contributions are equal to the percent declared for the year, if any, by the Company's board of directors, up to 6% of the participant's eligible compensation contributed to the Plan. For 2001, the Company provided a match of 3% on the first 6% of the participant's eligible compensation contributed to the Plan. The Company may also make a discretionary annual profit sharing contribution at the Plan's year end as determined by the board of directors. There was no discretionary profit sharing contribution for the 2001 or 2000 Plan years.

          In order to be eligible for the discretionary annual profit sharing contribution, the participant must have completed one year of service and be actively employed by the employer on December 31 of the Plan year for which the contribution applies unless the participant meets certain other conditions specified by the Plan.

                                       4                             (Continued)

                            HIGHLANDS INSURANCE GROUP
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

          Participants may elect to make after-tax contributions to the Plan, in addition to their pre-tax contribution, not to exceed 15% in total for 2001 and 2000, respectively, of their eligible earnings during the Plan year. After-tax contributions are not subject to Company match and/or profit sharing contributions.

     (c)  Investment Options

          Effective July 1, 1998, the following investment options were available under the Plan:

          . Stable Value Income Fund - Amounts invested in this fund are invested with a view toward preserving principal and provide a rate of return competitive with other fixed-income investments by investing primarily in investment contracts.

          . Life Solutions Growth Fund - Amounts invested in this fund are invested with a view toward providing capital growth by investing primarily in stocks.

          . Franklin Small Cap Growth Fund - This aggressive growth stock fund seeks maximum capital appreciation by investing in domestic small companies with market capitalizations generally under $1 billion.

          . Highlands Insurance Group Stock Fund - This single stock fund seeks growth over the long term through appreciation in the value of Highlands Insurance Group, Inc. common stock. The fund provides an opportunity to become an owner in the Company and share directly in its future performance (see note 6).

          Effective July 31, 2000, the following investment options were made available to participants under the Plan:

          . U.S. Bond Index Fund - Amounts invested in this fund are invested with a view toward providing income from corporate bonds, U.S. Government bonds, mortgage-backed and asset-backed securities.

          . S&P 500 Index Fund - Amounts invested in this fund are invested with a view toward providing income and asset appreciation from the 500 stocks in the S&P Index in proportion to their weighting in the Index.

          . International Stock Fund - Amounts invested in this fund are invested for capital appreciation by investing primarily in companies that tend to be large capitalization, multi-national stocks that provide growth opportunities.

                                       5                             (Continued)

                            HIGHLANDS INSURANCE GROUP
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

          . Advice Account - This account is designed for participants desiring personalized savings and investment advice relative to their 401(k) plan investments. The Advice Account is an additional investment option within the Plan, which includes an exclusive selection of funds, personalized investment advice, and retirement planning through ongoing guidance from a trained and licensed Financial Advisor. The funds cover all major asset classes and are designed to work together to effectively diversify the participant's portfolio. The five Advice Account funds are as follows:

               - SSgA Advice Money Market Fund - Amounts invested in this fund are invested in high-quality money market securities and other short-term debt instruments.

               - SSgA Advice Bond Index Fund - Amounts invested in this fund are invested in a diversified portfolio representative of the broad domestic bond market.

               - SSgA Advice Large Company Stock Index Fund - Amounts invested in this fund are invested in Standard & Poor's 500 Index stocks in proportion to their weighting in the Index.

               - SSgA Advice Small Company Stock Index Fund - Amounts invested in this fund are invested in all 2,000 stocks in the Russell 2000 Index in proportion to their weighting in the Index.

               - SSgA Advice International Stock Index Fund - Amounts invested in this fund are invested in investments in the MSCI EAFE Index in proportion to their weighting in the Index.

     (d)  Benefits Paid to Participants

          Upon application and approval by the Administrative Committee, a participant may withdraw, during active employment, all or part of the participant's after-tax employee contribution account balance and, under certain conditions, such as hardship withdrawals, the vested portion of the participant's employer contribution account balance. Participants have a vested interest in the employer contribution account based on their years of service as follows:

                                                                     Vested
                                    Years of service               percentage
                          --------------------------------      ----------------
                          Less than 3                                    0%
                          At least 3 but less than 4                33-1/3
                          At least 4 but less than 5                66-2/3
                          5 or more                                    100

                                       6                             (Continued)

                            HIGHLANDS INSURANCE GROUP
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

          The right to benefits under the Plan is nonforfeitable upon the attainment of normal retirement age (age 65 and 5 years of service effective July 1, 1998), permanent disability, or death. A retired or disabled participant or the beneficiary of a deceased participant is entitled to receive the total amounts in the participant and employer contribution accounts as of the date of retirement, permanent disability, or death, whether the participant's interest in such accounts is vested or not. A participant who has terminated employment is entitled to receive the total amounts in the participant contribution accounts and the participant's vested interest in the amounts in the employer contribution account. Effective December 7, 2001, active nonterminated employees became 100% vested in the employer contributions account.

     (e)  Forfeitures

          Forfeitures represent the nonvested portion of a terminated participant's employer contribution account. Forfeited employer tax-deferred contributions are used to reduce future Company contributions. Forfeited nonvested accounts totaled $214,461 and $229,479 at December 31, 2001 and 2000, respectively.

     (f)  Participant Loans

          The Plan allows for loans to be made to participants subject to ERISA and Company guidelines. A participant may request a loan for up to 50% of the participant's vested interest up to a maximum of $50,000. No more than two loans may be outstanding at any time with $1,000 as a minimum loan amount. The term of the loan cannot exceed five years and requires level amortization with payments not less frequently than quarterly. The loan interest rate for 2001 and 2000 is the prime rate plus 1%. All loans are due and payable from the participant's account upon termination of employment.

     (g)  Participant Accounts

          Each participant's account is credited with the participant's contribution and an allocation of the Company's matching contribution, Plan earnings, and administrative expenses.

     (h)  Fees and Expenses

          For 2001, the Company paid certain administrative expenses for the Plan related to compliance and operational activities as defined by the Department of Labor. Such expenses were $53,353 and $115,706 in 2001 and 2000, respectively.

     (i)  Plan Amendment, Modification, and Termination

          The board of directors of the Company may amend, modify, or terminate the Plan at any time. Effective December 7, 2001, the Administrative Committee of the board of directors declared a partial plan termination. All participants whose employment with the Company terminates after December 7, 2001 shall have a 100% vested interest in the employer's contributions account.

                                       7                             (Continued)

                            HIGHLANDS INSURANCE GROUP
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(2)  Summary of Significant Accounting Policies

     (a)  Investment Valuation

          The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of Common/Collective trusts are valued at the net asset value of shares held by the Plan at year end.

          Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Participant loans are stated at cost which approximates their fair value.

     (b)  New Accounting Pronouncements

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

          SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan was required to adopt SFAS No. 133 effective January 1, 2001. There was no impact to the Plan's financial statements upon adoption.

     (c)  Accrued Liabilities

          Accrued liabilities represent amounts owed for Plan expenses, including investment expenses, as of the end of the year.

(3)  Investments

     Individual investments in excess of 5% of net assets available for plan benefits are as follows:

                                                      2001             2000
                                                ---------------   --------------

          Franklin Small Cap Growth Fund         $   3,861,192       6,573,130
          Life Solutions Growth Fund                11,086,422      15,530,227
          Stable Value Income Fund                  22,871,731      25,266,062
          S&P 500 Index Fund                        10,140,246      14,883,771
          U.S. Bond Index Fund                       3,551,267              --

     During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $6,781,440, as follows:

                              Common/Collective trust     $ (4,454,431)
                              Common stock                  (2,327,009)
                                                           -------------

                                                          $ (6,781,440)
                                                           =============

                                       8                             (Continued)

                            HIGHLANDS INSURANCE GROUP
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

(4)  Nonparticipant-directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                              December 31
                                                                   ------------------------------
                                                                       2001             2000
                                                                   -------------    -------------
          Net assets:
              Common                                             $     106,377        1,651,757


                                                                    Year ended
                                                                    December 31,
                                                                       2001
                                                                   -------------

          Changes in net assets:
              Contributions                                      $     965,197
              Investment income                                          2,547
              Net depreciation, in fair value                       (2,329,562)
              Benefits paid on behalf of participants                  (79,938)
              Transfers to participant-directed investments           (103,518)
              Administrative expenses                                     (106)
                                                                   -------------
                                                                 $  (1,545,380)
                                                                   =============


     Effective December 7, 2001, the Plan, as amended, changes the employer's matching contribution from company stock to cash.

(5)  Federal Income Tax Matters

     The Plan obtained its latest determination letter on August 14, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

(6)  Subsequent Events

     The Administrative Committee of the board of directors amended the plan to prohibit contributions or transfers from other investment funds to the Highlands Stock Fund after January 9, 2002.

     On April 17, 2002, the Plan Sponsor was changed from Highlands Insurance Group, Inc., a Delaware corporation, to Highlands Insurance Company, a Texas corporation.

                                                                        Schedule

                            HIGHLANDS INSURANCE GROUP
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

            Schedule H, Line 4i - Schedule of Assets (Held at End of
                             Year) December 31, 2001

Identity of issuer, borrower,                                                                    Fair
   lessor, or similar party               Description of investment            Cost             value
-------------------------------      ----------------------------------    -------------    -------------
*   State Street Bank and Trust      Stable Value Income Fund             $   19,735,253       22,871,731
*   State Street Bank and Trust      Life Solutions Growth Fund               11,826,727       11,086,422
*   State Street Bank and Trust      S&P 500 Index Fund                       11,197,190       10,140,246
*   State Street Bank and Trust      Franklin Small Cap Growth Fund            4,213,373        3,861,192
*   State Street Bank and Trust      U.S. Bond Index Fund                      3,214,155        3,551,267
*   State Street Bank and Trust      Highlands Insurance Group Stock
                                       Fund                                    1,986,718          106,377
*   State Street Bank and Trust      International Stock Fund                  1,128,762          938,978
*   State Street Bank and Trust      SSgA Advice Large Company
                                       Stock Index Fund                          389,895          397,906
*   State Street Bank and Trust      SSgA Advice Small Company
                                       Stock Index Fund                          200,247          219,810
*   State Street Bank and Trust      SSgA Advice Money Market Fund                90,457           93,231
*   State Street Bank and Trust      SSgA Advice International
                                       Stock Index Fund                          124,425          121,151
*   State Street Bank and Trust      SSgA Advice Bond Index Fund                 498,374          509,521
*   Participant loans                (Bearing interest at rates between
                                       7% and 10.5% maturing
                                       in years 2002 through 2005)               920,541          920,541
                                                                           -------------    -------------
                                                                          $   55,526,117       54,818,373
                                                                           =============    =============

* Represents party-in-interest transactions.

See accompanying independent auditors' report.

                                       10